Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

The following are excerpts concerning the proposed Exelon/Constellation merger from Chris Crane’s presentation at the Edison Electric Institute Financial Conference on November 8, 2011.

+++ Presentation

Chris Crane: Good morning, everybody. It’s good to see everybody. We’ve had the opportunity to see many of you in small groups over the last couple of days, but we appreciate the opportunity to provide all with an update on the merger progress on behalf of Exelon and Constellation.

I’m Chris Crane, the President and COO at Exelon, and I’m joined here today by a number of Constellation and Exelon executives. If we use the words improperly — I announced myself as a Constellation employee yesterday. After so many meetings and hearings, I kind of get it all crossed up, but we are here as one.

On the next two slides, again we do take pride in having the longest Safe Harbor statements in the industry. You’ll see the forward-looking information on slides two and three, and we see a couple others creeping up, so we’ll probably expand ourselves to three slides next year just to make sure we’ve got everything fully covered.

Over the last several months, as I said, we’ve met with many investors, large number of investors, over the pending merger. And we’ve been pleased with the feedback we’ve received over the transaction. It’s been positive from both investors and analysts that are looking at both companies.

Our shareholder vote on the transaction is coming up next week, and the votes thus far have been very favorable. All of the major proxy service firms have recommended voting in favor of the proposed merger. And importantly, this transaction advances the strategy of both Exelon and Constellation that we are pursuing independently. Strategically it creates a premier national competitive energy provider that has a platform for sustaining growth across all of our operating companies.

Our competitive portfolio will have a diverse set of assets that maintain our clean profile and allow us to serve a full complement of retail and wholesale products to our customers in the competitive markets across the United States. It’s a deal that has clear benefits for both the Exelon and Constellation shareholders. Both companies have outperformed the market in the peer group since our announcement in late April. And our three large utilities, ComED, PECO and BGE, will benefit from sharing best practices that will drive strong operational performance and reliability for our customers.

This deal makes a lot of sense for both companies, our investors, our customers in the communities that we operate in. But as all of you are aware, having a compelling business rationale, particularly in the utilities sector, is just one of the many considerations to accomplish a business combination like ours. We have a number of stakeholders, regulators, government bodies, and we have to clearly and carefully consider this transaction.

From the customer standpoint, Maryland requires that utilities demonstrate a direct benefit to the customers, and we have put forth a fair proposal that meets the test in many ways—first, a $100 rebate per customer—the credits will go to the BGE residential customers. Second, through the opportunity to benefit from realized cost synergies as they are passed through to the consumer during the rate cases, and third, through programs totaling $15 million that directly benefit the consumers in Maryland.

As I mentioned earlier, investors of both companies will benefit. Earnings accretion will begin in 2013. Increased cash flow and further enhancing the dividend stability for the Exelon shareholders. What we look at as a significant uplift on the dividend for the Constellation shareholders, and a business mix that balances regulated cash flows with the upside of the unregulated business. We will continue to maintain a strong credit profile throughout with this combination.

We put a lot of work into developing a comprehensive set of benefits for the City of Baltimore and the State of Maryland, including building the new headquarters for our retail, wholesale and renewable business in downtown Baltimore, developing 25 megawatts of renewable energy in the State of Maryland and continuing with Exelon and Constellation’s strong track record of charitable contributions in the community.

As in any utility merger, we’ve got to balance the interests of all parties, and we’re working to make sure that that can be accomplished in this. To that end, let me turn to the next slide. You have all no doubt been following the proceedings before the Maryland Commission, and many of you have seen that we recently made several additional enhancements to our original proposal.

I won’t go through all of these, but the key elements that you can see is our ring fencing commitments to insulate BGE, our commitment to maintain clear levels of spending on the system at BGE, and the corporate governance commitments that ensure BGE remains a core part of the combined company. We’re also in the midst of the hearings before the Maryland PUC right now — or PSC right now, and we expect that the Commission will consider the position that we have taken and conclude on this proceeding early next year.

Another of the areas that we’ve been able to make significant progress in our merger is on the issue of market power. Prior to announcing the merger, Exelon and Constellation conducted extensive analysis through our expert advisors to develop what would be a divestiture plan that would address the market power concerns within PJM using the FERC time-tested methodology. That plan included asset sales of over 2,600 megawatts, as you can see those listed on the right-hand side of the slide, and it also created further commitments to sell a block of 500 megawatts of base load energy under firm commitments. We since then have strengthened that proposal even further by working collaboratively with the PJM market monitor, the independent market monitor, and filed a settlement agreement with FERC and the Maryland PSC last month.

We’ve added structural commitments around the ultimate buyers of the assets that we do not believe that will constrain us on obtaining the value and other behavioral commitments on how we bid the units into the PJM capacity market. We see our settlement with the market monitor as a good sign and hope FERC and Maryland will agree that this enhances the commitments appropriately and addresses the issues that had been put out by many interveners.

In terms of asset sales themselves, we expect to kick that process off early next year and have an executed agreement within six months of the merger. These are good assets, and we expect a competitive bid process for the sales. Brandon Shores, which is the largest of the three units, recently had up to $1 billion of environmental controls added. This puts it in compliance with the environmental regulations in the State of Maryland, and also puts it in compliance with the pending EPA toxic rule.

I have everybody on the Exelon staff watching me as I go through the slides. Last year I was about this point and somehow hit the clicker twice and missed a big slide. So I know right now, midway through, they’re all watching to see if I get there. Even after considering the divestiture of the assets in PJM, we’re going to have a strong position across the value chain. From the upstream gas exploration and production activities to our customer-centered businesses and utilities serving 6.6 million customers in three of the country’s largest cities. Our generation asset base will be unparalleled, with over 35,000 megawatts of mostly clean energy in our portfolio.

Over the course of this year, both Exelon and Constellation have continued to increase the generation portfolio through acquisitions and development opportunities, large and small, mostly outside of PJM but in other attractive markets. This includes the expansion in ERCOT with Exelon’s purchase of Wolf Hollow earlier this summer and Constellation’s purchase earlier this year of Boston Gen, which they got at a very good price. It’s about half of what we lost on it when we divested off the assets years ago. It also includes various other renewable projects that we’ve developed under long-term PPAs, either directly with customers or with other large utilities to assist them in meeting their RPS standards.

Many of you know Exelon is the largest nuclear operator in the U.S. We’re proud that we have been able to operate our nuclear fleet with consistent best-in-class performance and increase the size of our fleet through our power up rate program, which has economically advantaged the opportunity for Exelon to uniquely use its size and scale in pursuing the clean platform that we desire.

I wanted to also point out that, while nuclear will continue to comprise the majority of our generating capacity, the merger of Exelon and Constellation creates more diversity in our fuel mix while maintaining our position as the largest clean merchant generation fleet in the US. Because of that, we have very low environmental CapEx requirements over the next several years, which is a significant advantage particularly in the competitive market and our competitive position serving those markets. We’ve already announced that we’ll be retiring another 500 megawatts of coal and oil capacity, our Eddystone unit II and our Cromby unit II — units coming offline in the next six months.

The EPA cross-state air pollution rules will not require any further capital commitments from any of our units. The owners group of our Conemaugh station, of which we have 31% of the combined interest, is currently evaluating the potential for the environmental controls to comply with the air toxic rule. We expect our share to cost less than $200 million, and we’ll make the final decision with other owners later this year. The EPA is moving forward with the implementation of the long-expected regulations, and our size, our scalability, and low-cost, low-emissions fleet is unparalleled to benefit from these conditions.

Aside from being clean, one of the key benefits to the combination of Exelon and Constellation is our ability to match generation and load in key markets. Clearly this will benefit us in PJM, and particularly in the Midwest where Exelon currently sells a significant amount of wholesale power into the wholesale market. But it also extends beyond our PJM footprint. Take a look at Texas for an instance. Combined, our companies currently have over 5,300 megawatts of owned or contracted capacity to sell in Texas. The majority of our assets are located in the Dallas or Houston area, which are strong, attractive markets in ERCOT.

Our units have the dispatchability across the curve, allowing us to pick up incremental margins when there is price volatility like was experienced last summer. Combining a dispatchable generation position with a customer-serving load obligation is a natural fit and one that will optimize the combined Company through a combination of products, sales channels and hedging techniques.

Many of you have asked how we plan to manage the Exelon generation portfolio once the transaction is complete. While we’re quite limited currently by antitrust regulations from pursuing combined business strategies before the merger close, we do believe there are certain broad principles reflecting the best practices from both companies that can be maintained once the merger is complete.

First, both Constellation and Exelon manage risk on a ratable basis over time, and we’ll continue to do that. We also expect that some amount of our open length would be kept in certain regions to manage unexpected event risk. We will exhibit flexibility in the timing and type of sales we make to incorporate our view of the markets and using different products to manage risk.

In order to maintain access to capital so that in critical times, running a large generation fleet, we’ll be able to manage our financial position to protect the investment credit metrics that we do as of today. It will be very important in the future to maintain this as a portfolio strategy.

At some time we’ll evaluate further growth opportunities that might include growing in markets that we find attractive, like ERCOT. We expect it could also include expanding the product offerings we have in the areas that we already have generation and customer penetration. We will also look for investments along the value chain, such as transmission, that will improve the value of the generation portfolio or the efficiency of the national transmission grid.

These are all things that we have evaluated in much great detail. Today we evaluate them in great detail, and we’ll evaluate them in much greater detail as we combine the Company. But balancing risk management and value creation is important and critical for us. We’ll continue to evaluate it carefully and ensure we optimize the portfolio and execute our opportunities to grow.

As I said earlier, the premise on us maintaining our ability to grow is positioned on a strong financial balance sheet. This will allow us to weather the cyclical nature of our competitive business. On this slide we show how the merger creates financially a stronger company on a number of levels. From the synergies perspective, we will achieve an ongoing synergy of $310 million a year beginning in the fourth full year of the combined Company’s operation. We’ll see near-term savings beginning as soon as next year. As we’ve discussed in length in our testimony before the Maryland Commission, a portion of these synergies goes back to the consumers, or excuse me, the customers of all three utilities, and a portion is directly attributed to the savings at the unregulated business.

One of the key components of the synergies that flow directly from the unregulated business is the savings associated with the reduction of our combined credit facility requirements. We have a significant amount of credit capacity through a large number of banks, most of which is not drawn but is available to support the collateral requirements of Exelon generation and Constellation’s NewEnergy. We expect that, as a result of combining the two portfolios, as much as $35 million to $45 million in annual savings could be achieved by reducing the consolidated credit capacity by $3 billion to $4 billion.

We will be looking at this carefully once we’re able to combine the two portfolios. We need to balance the expected collateral needs while at the same time protecting us against unexpected stress cases or liquidity events to maintain our investment-grade ratings.

Before I finish up, I want to talk a little bit about the approach to integration. We’re taking a lot of lessons learned for running the process, not only from past transactions that didn’t work but also from one of the most successful mergers in our sector. The merger of Unicom and PECO that created Exelon about 11 years ago is one good example of that. We want to get this one right, and we’re on track to do so.

Our approach to the integration starts with a detailed analysis of the two organizations that began shortly after we announced this deal in April.

What we found during the analysis phase is there are actually a great number of similarities on how we operate. Where there are differences, the teams from across the functional areas are now digging into those areas more carefully during the design phase to determine how we want to operate, going forward.

We’ll start the implementation phase of those plans when we close the merger early next year in order to capture the synergies that are consistent with our plan. In fact, all the integration efforts are intended to ensure that we successfully bring these two companies together, not only meeting the synergy requirements but also maintaining the safety and reliability of all of our assets.

We’re going to define success in multiple ways. First, we must stay on track to close the merger early in 2012. Second, through all of our efforts with the merger, we cannot take our eye off the ball on maintaining the day-to-day operations at our generating facilities or our wires companies. Third, once we have completed the merger, we will work to achieve the merger synergies and benefits that we’ve identified, which include meeting the commitments we have made to all our stakeholders, including investors, regulators, and the government. And finally, we will build on our unique integrated platform and position ourselves to continue to grow.

I really am very optimistic about the future of us being able to put the companies together after achieving the regulatory approval, get the synergies that we’ve promised and continue to operate the Company in a position that we’ll be able to grow and be truly what we think is the largest and most diverse energy portfolio that will be a nationally-based company.

So with that, I thank you for being here, and I think we have time for questions, open it up for that.

+++ q-and-a

Ashar Khan, Visium Asset Management: Could you just tell us what is the expected after-tax proceeds from the divestitures that you plan to do and what the use of those proceeds would be?

Chris Crane: Apparently you’re bidding on them. We model it under multiple scenarios. We probably wouldn’t play our hand right now to say what we think. We’d rather see the bids come in. But although meaningful, we think there’s value in them, and we think it will be a competitive process with a lot of participants, but we’d hate to tip our hand on that one right now.

Ashar Khan, Visium Asset Management: What will be the use of the proceeds?

Chris Crane: Well, we put the cash into the plan. We look at our credit metrics. We look at all our operating metrics, and we’ll make the decision, is it retire debt, use in lieu of debt, what the investments are. We’ll still be growing in the wind area. We’ll still be looking at solar. We have other investments to be made. So it will be weighed, like everything else, which our baseline is against a share buyback is the way we look at the use of cash or money. So I don’t think we have a specific plan, but it will be within the way we manage the business today.

Ashar Khan, Visium Asset Management: Can I just follow up? Is that accretive or dilutive, the way you have modeled it currently?

Chris Crane: It’s definitely accretive. We don’t have the assets in our portfolio. We divest the assets. It’s part of the valuation of the acquisition, and that is accretive across not only earnings but free cash flow.

How about any other questions?

Unidentified Participant: Are you trying to convince the French to change their minds on voting against the deal?

Chris Crane: The question was—Are we trying to convince the French to change their vote on the deal. All large shareholders — all shareholders have to take a look at this deal, and we’re sure that they will also — we’re not trying to oversell that one shareholder different than any others. We think this deal creates value. We’ll continue to communicate as desired with any of the shareholders, but I think the way the process is proceeding now, the confidence that’s being built in the dialogue with the regulators, the way the market has responded, surely is a signal for all shareholders that this is a good deal and be great for them to get on board.

Unidentified Participant: Would you comment on some recent political activity in the Maryland area relative to a potential spin-off of BG&E?

Chris Crane: Yes. There has been a lot in the press in the last couple of days of a couple politicians in Maryland suggesting that there should be some spin-off of BGE. And I’ve been clear, not only in testimony but also in editorial boards and other forums, it’s a deal-breaker. We value Constellation as the combined entity. We like the competitive, integrated approach, the quality of revenues and the operational flexibility of having the wires company, and we like the competitive generation market. So we would not proceed with the deal if that came to play.

That said, I think it is not a good thing for BGE, to say the least. BGE today is allowed to put a lot of capital to work without the stresses of a dividend. There’ll be times that BGE doesn’t have to pay a dividend to the parent and the parent can still continue to do business. The ownership of three utilities allows for that regulated diversity that we’ve talked about in our presentation that says, if there’s a lot of capital to go to work in one area at one time that doesn’t stress the company, we’ll be able to continue to make our dividend commitments as a parent and manage our balance sheet as a parent.

So if they were to spin-off BGE next year, if that was something that were to pass, BGE in no way could have the capital spend plan that they have today, and no way could they create or be able to obtain the credit, go to the market the way they can today. And also, their cost basis would increase. Being part of a bigger entity, spreading the overhead costs across three, creates a lower cost base for the consumer. So if they did that, they’d increase rates. They’d greatly damage the financial strength of the utility, and they wouldn’t get the reliability investments that they want.

So I’m fairly confident it’s not going to go anywhere, but want to make sure it’s clearly stated, if that happens, we’re not doing the deal.

How about anybody else? Well, we appreciate the time. Thank you very much, and look forward to updating you after we close.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

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